Allena Pharmaceuticals

One Newton Executive Park

Suite 202

Newton, MA 02462

May 11, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allena Pharmaceuticals, Inc.: Registration Statement on Form S-3 filed May 6, 2021 (File No. 333-255837)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Allena Pharmaceuticals, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 12, 2021, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Michael Bison of Goodwin Procter LLP at (617) 570-1933.

Sincerely,

Allena Pharmaceuticals, Inc.

/s/ Richard Katz
Richard Katz, M.D.
Chief Financial Officer

cc:	Louis Brenner, M.D., Allena Pharmaceuticals, Inc.

Michael H. Bison, Esq., Goodwin Procter LLP

Monique S. Noel, Esq., Goodwin Procter LLP